Exhibit 21

SUBSIDIARIES OF BOOKS-A-MILLION, INC.

Name of Subsidiary	State of Organization
American Wholesale Book Company, Inc.	Alabama
Booksamillion.com, Inc.	Alabama
BAM Card Services, LLC	Virginia
AL Florence Realty 2010, LLC	Alabama